Global Leader in Allogeneic Cellular Medicines for Inflammatory Diseases February 2026 ASX: MSB; Nasdaq: MESO Financial Results and Operational Update for the period ended December 31, 2025

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS This presentation includes forward-looking statements and forecasts that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward- looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations with respect to sales and revenue, expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. 2

To be the world’s leading and most innovative cell therapy company, commercializing off-the-shelf allogeneic cellular medicines to treat serious and life-threatening inflammatory illnesses Our Mission 3

• Continue strong growth in RYONCIL® sales driven by market adoption • Build strong cash flow, judicious use of funds for operations, and optimal capital structure • Culture transition to efficient commercial organization • Expand RYONCIL (remestemcel-L-rknd) label indications, and obtain approval for rexlemestrocel-L products • Manufacturing focus to increase diversification, capacity and cost efficiencies • Appropriate commercial partnering backed by demonstrable value drivers (FDA approval, strong revenues, advanced clinical programs) Corporate Priorities 2026 4

• Received U.S. FDA approval RYONCIL December 2024 • RYONCIL is the first and only FDA-approved allogeneic mesenchymal stromal cell (MSC) product • Launched April 2025, with revenues growing quarter on quarter • Significant unmet need with continued uptake and increasing adoption • Net revenue from RYONCIL of US$49M in H1 FY26 Successful Launch 5

Financial Update Six months ending December 31, 2025 (H1 FY26)

Income statement 1H FY26 7 P&L for the half year ended US$ million December 2025 December 2024 Revenue: Product sales, net 48.7 - Royalty revenue 2.7 3.2 Total revenues 51.3 3.2 Cost of revenues (7.6) - R&D expenses (46.2) (5.1) Selling, general and administration (28.5) (18.0) Reval. of contingent consideration 7.6 (4.3) Reval. of warrant liability (4.5) (12.0) Other op. income and expenses 3.2 (0.7) Finance costs (15.1) (10.8) Loss before income tax (39.7) (47.7) Income tax benefit/(expense) (0.4) (0.2) Loss after income tax (40.2) (47.9) • Product revenue of US$49M • Gross margin of 93% for RYONCIL • R&D investment US$46M for our clinical activities, commercial manufacturing and BLA preparations • Prior period R&D included US$23M inventory gain • SG&A up US$10M reflecting cost of commercial team and launch of RYONCIL

Successful U.S. commercial launch of RYONCIL • RYONCIL gross profit, excluding amortization expense, was US$44.2M. Direct selling costs were US$7.7M Strong operating performance in the period allowed us to invest in: • R&D, including to support the Phase 3 trial on the blockbuster chronic low back pain indication • Clinical programs for lifecycle extension • Commercial manufacturing of Ryoncil® inventory as well as for launch of second-generation product RYONCIL profitability to fund growth pipeline 8

Net operating cash usage for H1 FY26 was US$30.3M Mesoblast expects to see reduction in net cash spend over the remainder of the fiscal period based on projected receipts from quarterly revenues Operating plan includes spend on Phase 3 programs, manufacturing for BLA filing and commercial inventory New credit-line totaling US$125M replaces existing higher-cost debt Strong Financial Position Cash balance US$130M at Dec 31, 2025 9 BLA: Biologics License Application (FDA)

Revenue Guidance FY2026 10 Mesoblast anticipates full-year fiscal 2026 Ryoncil® net revenue to range between US$110 million and US$120 million

RYONCIL® Update Steroid-Refractory Acute Graft Versus Host Disease (SR-aGvHD)

49 centers onboarded 64 centers ≈ 94% of pediatric BMTs 280 million US lives covered under insurance Specific HCPCS J-Code was assigned by CMS Patient hub established Success of Commercial Launch US$49M Net revenue Dec half BMT: bone marrow transplant | HCPCS: Healthcare Common Procedure Coding System | CMS: Centers for Medicare & Medicaid Services12

Three Strategic Commercial Priorities for Continued Growth 13 Proactively identify and prioritize appropriate patients Empower caregivers to demand Ryoncil® for their children Reinforce superior patient outcomes in first-line mesoblast

Label Expansion into Adults

Pivotal study of RYONCIL as part of second-line treatment regimen in adults with severe SR-aGvHD

Approx. 50% adults with severe SR-aGvHD fail existing second-line treatment, and these have 25% survival at 100 days[1-3]

Working with NIH-funded BMT-CTN

Final protocol design for registrational study in adults has been locked-down following FDA meeting

Following central IRB approval in March, site initiation and patient enrollment to commence

RYONCIL in Adult aGvHD

Use of RYONCIL under EAP in patients aged 12 and older with SR-aGvHD who failed ruxolitinib or other second-line agents was associated with **76% survival at Day 100**[4]

SR-aGvHD: steroid-refractory acute graft versus host disease | NIH: National Institute of Health | BMT CTN: Bone & Marrow Transplant Clinical Trials Network

1. Jagasia M, et al. Ruxolitinib for the treatment of steroid-refractory acute GVHD (REACH1): a multicenter, open-label phase 2 trial. Blood. 2020 May 14; 135(20): 1739-1749; 2. Abedin S, et al. Ruxolitinib resistance or intolerance in steroid-refractory acute graft versus-host disease — a real-world outcomes analysis. British Journal of Haematology, 2021;195:429-43; 3. Zeiser R, et al. Ruxolitinib for Glucocorticoid-Refractory Acute Graft-versus-Host Disease. N Engl J Med 2020;382:1800-1810; 4. Kurtzberg J, et al. Ryoncil (Remestemcel-L) for Third-Line Treatment of SR-aGvHD in Adolescents and Adults [Poster presentation]. 2025 Transplantation & Cellular Therapy Tandem Meetings

14

Increase revenue growth to fund multiple label expansion opportunities in pediatric and adult inflammatory diseases Evaluating multiple indications to unlock value, including inflammatory bowel, neurodegenerative, and respiratory conditions Portfolio prioritized to maximise shareholder return utilizing internal investment versus strategic partnership initiatives Extension Strategy for RYONCIL 15

Rexlemestrocel-L Update Discogenic Chronic Low Back Pain (CLBP)

Phase 3 CLBP Program Update 19 • First 404-patient randomized controlled Phase 3 trial completed including ~40% of patients who were opioid dependent • Mesoblast received positive feedback from FDA on potential filing of a BLA confirming that a clinically meaningful reduction in pain intensity in the active arm versus placebo at 12 months can support product efficacy • Robust results on opioid reduction from at least one adequate and well controlled trial could be included in the Clinical Studies section of product labeling • RMAT received for rexlemestrocel-L as potential opioid-sparing therapy in CLBP

Actively recruiting a 300-patient confirmatory Phase 3 trial across 40 sites in the U.S., primary endpoint 12-month reduction in pain Enrollment expected to be completed March/April Data readout & BLA filing expected CY27 Commercial manufacturing to leverage existing capacity and cost efficiencies Phase 3 CLBP Program Update >7m patients (est.) suffer from CLBP due to DDD in each of the U.S. and E.U.51-3 CLBP: chronic low back pain | BLA: Biologics License Application (FDA) | DDD: degenerative disc disease 1. Decision Resources: Chronic Pain December 2015; 2. LEK & NCI opinion leader interviews, and secondary analysis; 3. Navigant: Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 – August 2014 18

REVASCOR® Update (rexlemestrocel-L) Chronic Heart Failure with Reduced Ejection Fraction (HFrEF) and Persistent Inflammation • NYHA Class II/III HFrEF • End-stage HFrEF with LV assist device 19

LVAD implantation improves overall survival in end-stage HFrEF However, underlying causes of heart failure (eg inflammation) persist and right ventricular pump function continues to deteriorate Progressive right heart failure occurs in 15-30% of patients and is the primary cause of multi-organ failure and death Life-threatening major mucosal bleeding events (MMBE) due to progressive right heart failure and portal hypertension occur in ~30% of patients and are the main cause of recurrent hospitalizations End-stage HFrEF with LVAD HFrEF: heart failure with reduced ejection fraction | LVAD: left ventricular assist device 20

REVASCOR in end-stage HFrEF with LVAD

LVAD study II randomized 159 patients 2:1 and provided primary evidence of REVASCOR's efficacy in reducing MMBE

LVAD study I randomized 30 patients 2:1 and provided supportive evidence of REVASCOR's efficacy in reducing MMBE

Intramyocardial injections of either REVASCOR or control at time of LVAD implantation

Both trials showed that REVASCOR reduced cumulative incidence of MMBE (life-threatening GI bleeding) and related hospitalizations through 6 months (both $p < 0.05$)

HFrEF: heart failure with reduced ejection fraction | LVAD: left ventricular assist device – MMBE: major mucosal bleeding event mesoblast

21

Rate of total number of MMBE per 100 subject-months within 6 months and 12 months by REVASCOR (MPC) compared to controls Treatment with REVASCOR resulted in a significantly reduced total number of MMBE REVASCOR reduces MMBE in LVAD HFrEF: heart failure with reduced ejection fraction | LVAD: left ventricular assist device | RHF: right heart failure | MMBE: major mucosal bleeding event 22

LVAD II: Ischemic controls have higher hospitalization rates from RHF than non- ischemic controls over 12 months REVASCOR (MPC) reduces these rates to levels in non-ischemics REVASCOR reduces RHF hospitalizations HFrEF: heart failure with reduced ejection fraction | LVAD: left ventricular assist device | RHF: right heart failure | MMBE: major mucosal bleeding event 23

LVAD II: Compared with the high risk of early death in ischemic controls with RHF (A), REVASCOR (MPC) reduced risk by >4-fold in ischemic patients with RHF (B) REVASCOR reduces RHF early deaths HFrEF: heart failure with reduced ejection fraction | LVAD: left ventricular assist device | RHF: right heart failure | MMBE: major mucosal bleeding event 24 Controls REVASCOR (MPC)

Reduction in inflammatory cytokines protects at-risk right ventricular myocardium Strengthened right ventricle reduces ICU hospitalization rates from Right Heart Failure (RHF) and improves survival Strengthened right ventricle decreases risk of portal hypertension and GI bleeding Potential for REVASCOR in other diseases causing RHF, including primary pulmonary hypertension and chronic lung diseases REVASCOR for treatment of RHF HFrEF: heart failure with reduced ejection fraction | LVAD: left ventricular assist device | RHF: right heart failure | MMBE: major mucosal bleeding event 25

With the new data, existing Orphan Drug designation for treating this group of patients, and FDA’s stated preference for randomized controlled trials, Mesoblast is moving from filing for accelerated approval to filing for full FDA approval Unlike an accelerated approval, a full approval does not require a confirmatory study Aligned with FDA on items required for filing BLA regarding CMC potency assays for product release, commercial manufacturing scale-up underway Expect to file BLA for full approval next quarter CHF Program Update Filing for a full approval to improve RHF & reduce GI bleeding in end-stage HFrEF CHF: Chronic Heart Failure | LVAD: left ventricular assist device |CMC: chemistry, manufacturing, and controls | BLA: Biologics License Application (FDA) 26

RYONCIL, first & only FDA approved MSC product ✓Delivered net revenue US$49 million in H1 FY26 ✓Onboarded 49 centers; 64 centers account for ~94% of U.S. pediatric BMTs ✓ Initiating label expansion to adult aGvHD; 3-4x larger market v. pediatric ✓ Prioritize portfolio including inflammatory bowel, neurodegenerative, and respiratory conditions Rexlemestrocel-L second generation platform ✓ Enrollment for CLBP for expected to complete in Mar/Apr ✓ BLA filing next quarter for full approval for RHF in end-stage HfrEF Optimizing manufacturing & logistics to support future growth US$130m cash on hand at Dec 31, 2025. New credit-line with US$50 million available Mesoblast anticipates full-year fiscal 2026 Ryoncil® net revenue to range between US$110 million and US$120 million Summary & Upcoming Milestones 27

Thank You